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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Camden National Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

133034108

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)	Page 1 of 5

13G/A

CUSIP No. 133034108	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rendle A. Jones

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 382,339 6. Shared Voting Power 2,050 7. Sole Dispositive Power 382,339 8. Shared Dispositive Power 2,050

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,389

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares N/A	☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

13G/A

CUSIP No. 133034108	Page 3 of 5 Pages

Item 1(a).    Name of Issuer:

Camden National Corporation

Item 1(b).    Address of Issuer’s Principal Executive Offices:

2 Elm Street, Camden, Maine 04843

Item 2(a).    Name of Person Filing:

Rendle A. Jones

Item 2(b).    Address of Principal Business Office or, if None, Residence:

20 Mechanic Street, Camden, Maine 04843.

Item 2(c).    Citizenship:

United States of America

Item 2(d).    Title of Class of Securities:

Common Stock, no par value

Item 2(e).    CUSIP Number:

133034108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

13G/A

CUSIP No. 133034108	Page 4 of 5 Pages

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

384,389 shares of common stock

	(b)	Percent of Class:

5%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 382,339

		(ii)	shared power to vote or to direct the vote: 2,050

		(iii)	sole power to dispose or to direct the disposition of: 382,339

		(iv)	shared power to dispose or to direct the disposition of: 2,050

Item 5.	Ownership of Five Percent or Less of a Class:
The reporting person has ceased to be the owner of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

13G/A

CUSIP No. 133034108	Page 5 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Rendle A. Jones

Name: Rendle A. Jones

DATE: February 17, 2004